UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Energy Focus, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29268T300

(CUSIP Number)

Scott E. DeSano

222 Seaspray Avenue

Palm Beach, Florida 33480

617.870.3736

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Scott DeSano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
500,869

8	SHARED VOTING POWER
0

9	SOLE DISPOSITIVE POWER
500,869

10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,869

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.3%

14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 29268T300

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D amends the statement on Schedule 13D filed on July 7, 2011, as amended by Amendment No. 1 filed on April 5, 2012, Amendment No. 2 filed on August 5, 2013 and Amendment No. 3 filed on April 24, 2014 (the “Original 13D”), and is being filed to amend the Items of the Original 13D set forth below with respect to the Common Stock, $0.0001 par value per share (“Common Stock”), of Energy Focus, Inc. (the “Company”). This Amendment is being filed to report a change in Mr. DeSano’s ownership percentage as a result of a change in the number of the outstanding shares following the Company’s public offering in August 2014. All share amounts in this Amendment reflect the stock split the Company effected in July 2014.

Item 5.      Interest in Securities of the Issuer.

(a)

As of the date hereof, Mr. DeSano beneficially own 500,869 shares of Common Stock, which represent 5.3% of the outstanding shares of Common Stock based on information set forth in the Company’s Quarter Report on Form 10-Q for the quarter ended June 30, 2014, filed on August 13, 2014 (which reported that there were 9,376,818 shares outstanding as of August 12, 2014).

(b)	Mr. DeSano has sole voting and dispositive power over the shares of Common Stock identified in response to Item 5(a) above.

(c)	None.

(d)	Inapplicable.

(e)	Inapplicable.

CUSIP No. 29268T300

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2014

/s/ Scott DeSano
Name: Scott DeSano